SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                SITEL Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    82980K107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      82980K107              SCHEDULE 13D/A         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                10,676,665

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     10,676,665

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,676,665

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      82980K107              SCHEDULE 13D/A         PAGE 3 OF 5 PAGES
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The Schedule 13D filed on July 29, 2005 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.001 par value, of SITEL Corporation (the "Issuer") is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

ITEM 2.            IDENTITY AND BACKGROUND.

          Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

          (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer through JANA Pirahna Master Fund, Ltd., a Cayman Islands exempted company (the "Fund"). The Reporting Person is the investment manager to the Fund and accordingly may be deemed to have beneficial ownership of such Shares. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated as follows:

         The aggregate purchase price of the 10,676,665 Shares owned beneficially by the Reporting Person is $22,153,477.33. Such Shares were acquired with the working capital of the Fund and held in a margin account.


ITEM 4.           PURPOSE OF TRANSACTION.

         The last two paragraphs of Item 4 of the Schedule 13D are hereby amended and restated as follows:

         On November 23, 2005, the Reporting Person sent a letter to the Issuer informing the Issuer that it will promptly receive notification of the Reporting Person's intent to, at the Issuer's 2006 annual meeting of shareholders, nominate three individuals for election to the Board, propose amendments to the By-Laws of the Issuer allowing for the removal (with or without cause) and replacement of members of the Board by the shareholders of the Issuer, and propose the removal of two additional directors and election of their replacements. A copy of the letter is attached hereto as Exhibit B and incorporated herein by reference. A press release disclosing these matters, issued on November 23, 2005, is attached hereto as Exhibit C.

         The notification was delivered to the Issuer by facsimile and overnight mail on November 23, 2005. The notification states that a representative of the Fund shall appear at the 2006 annual meeting of shareholders in person or by proxy to: (1) nominate the following three individuals to the Board: Stephen L. Key, the sole proprietor of Key Consulting, LLC, Robert H. Getz, a private investor and a Managing Director at Cornerstone Equity Investors, LLC, and Adam Scotch, a Managing Director of the Reporting Person; (2) propose an amendment to the Issuer's bylaws to permit shareholders to remove directors with or without cause and to fill any vacancies on the Board by the vote of a majority of the quorum; and (3) if the proposal allowing shareholders to remove and replace directors with or without cause is approved, to remove from the Board James F. Lynch and Rohit M. Desai and replace them with Thomas M. Hudgins, a former lead partner at Ernst & Young LLP, and Giorgio Caputo, an Investment Analyst of the Reporting Person, respectively.

         The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, encouraging the Issuer to maximize shareholder value through one or more strategic transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

         Except as set forth above, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (c) There have been no transactions in the Shares effected by the Reporting Person in the past 60 days.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit B - Letter to Issuer dated November 23, 2005.

2. Exhibit C - Press Release dated November 23, 2005.

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CUSIP NO.      82980K107             SCHEDULE 13D/A           PAGE 4 OF 5 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name:  Barry Rosenstein
                                               Title: Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name:  Gary Claar
                                               Title: Managing Director


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CUSIP NO.      82980K107             SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
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                                   EXHIBIT INDEX

1. Exhibit B - Letter to Issuer dated November 23, 2005.

2. Exhibit C - Press Release dated November 23, 2005.